SUNNY SHARMA
Consulting Services

Boca Raton, Florida - 33432
407-754-6276
sharmas1722@gmail.com
Linkedin.com/in/Sunny-Sharma-FL

August 13, 2020

Troy Levy
Tropical Racing Inc.
Boca Raton, FL 33434

Engagement Agreement

Following our call and discussions, I have drafted this Engagement Agreement to reflect how we will support your Company by providing part-time Chief Financial Officer services.

We will begin the engagement on August 13, 2020 and will bill for services at a rate of $100 per hour. Based on our discussions, the engagement will center around, but is not limited to, improving the Company's system of financial reporting, developing and implementing systems to project and monitor cash flow, and providing detailed analysis of revenue stream growth opportunities, all with the objective of improving operational practices, profitability and cash flow. Further, we will work with the Auditors and Attorneys to complete the offering of securities specifically, Regulation A+, Tier 2 application.

We will invoice monthly for the prior month's services provided and will be due upon receipt. In the event we are requested to travel outside of the South Florida area, all travel and incidental expenses incurred during the travel period will be charged at incurred cost, without markup, with your prior approval.

As part of our engagement, all members engaged on the assignment may be bound by nondisclosure agreements as requested.

Thank you for the opportunity and look forward to building a longstanding relationship with you and Tropical Racing Inc.

Yours sincerely,

Sunny Sharma

Agreed:

Troy Levy